EXHIBIT 12.1

STATEMENT REGARDING COMPUTATION OF

RATIO OF EARNINGS TO FIXED CHARGES

(In thousands)

	Year Ended					Six Months Ended
	July 31, 2000	July 31, 2001	July 31, 2002	July 31, 2003	July 31, 2004	January 31, 2004	January 31, 2005
Net loss from operations before income taxes	$(21,567)	$(41,381)	$(34,146)	$(7,450)	$(8,974)	$(5,622)	$(3,749)

Fixed charges:
Interest expense	58	65	82	8	249	—	518
Debt costs amortization	—	—	—	—	242	—	320
Building rentals	408	737	563	276	590	218	402

Total fixed charges	466	802	645	284	1,081	218	1,240

Net loss from operations before income taxes plus fixed charges	$(21,101)	$(40,579)	$(33,501)	$(7,166)	$(7,893)	$(5,404)	$(2,509)

Ratio of earnings to fixed charges(1)	—	—	—	—	—	—	—

(1)	Due to the registrant’s loss for each of the periods presented, the ratio coverage was less than 1:1. The registrant must generate additional earnings of $21,567,000, $41,381,000, $34,146,000, $7,450,000 and $8,974,000 for the years ended July 31, 2000, 2001, 2002, 2003 and 2004, respectively, and $5,622,000 and $3,749,000 for the six months ended January 31, 2004 and 2005, respectively, to achieve a coverage of 1:1.